Filed by Valeant Pharmaceuticals International, Inc.

(Commission File No. 001-14956) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Allergan, Inc.

Commission File No.: 001-10269

Dear Colleagues,

I trust most of you have had the opportunity to takes time off this summer to spend time with your family and friends. I had the chance to enjoy a relaxing week in Northern Ontario with my family, and it was a welcome opportunity for rest and reflection. As we return to the beginning of what will be a busy fall and winter for Valeant, I want to update you on a number of important developments at our company:

1.	Our Pursuit of Allergan and Our Strong Business Performance
2.	Our Organizational Health
3.	Our Business Outlook

1. Our Pursuit of Allergan and Our Strong Business Performance

Since we first proposed the Allergan transaction in April, Allergan and its surrogates have attacked our business. They have done so in an effort to drive down our stock price in an attempt to make it more difficult for us to acquire Allergan. Allergan has attacked our business model and our track record of organic growth. Our best defense against these attacks is delivering strong business performance.

I am pleased to report that our teams around the world are delivering and our businesses across the globe are performing extremely well. We expect Valeant’s organic growth to accelerate in the second half of 2014 as we continue to execute our decentralized growth strategy and to benefit from the launch of several important new products.

Highlights across Valeant’s businesses include the:

•	return to growth of our U.S. Prescription Dermatology business, including the Obagi Medical business, coupled with the early, but exciting launch successes of Jublia and Luzu

•	stellar performance of our U.S. Consumer Group, which has made this business the fastest growing U.S. consumer healthcare company

•	strong double-digit growth of all of our U.S. Bausch + Lomb businesses: Prescription Ophthalmology, Surgical, and Contact Lens

•	continued strong growth of our U.S. Generic business

•	continued tremendous growth in our U.S. Neuro & Other and OraPharma businesses

•	strong growth of our Canadian specialty pharma business

•	excellent results being achieved across all of Europe including mid-single digit growth in Western Europe and double-digit growth in Poland, Russia, the Middle East and Africa, and many of the Central European countries

•	impressive double-digit growth across all of Asia and strong, above market performance in Australia

•	improved performance in Brazil, Mexico and the rest of Latin America despite an economic slowdown

You should all be extremely proud of what you are accomplishing. Almost without exception, the company is performing extremely well across all product lines and geographies. On behalf of the Board of Directors and the Executive Management Team, I salute your efforts.

This impressive performance puts us in a position of strength as we continue to pursue the Allergan transaction. While it will become increasingly clear to the skeptics that we do not need to complete another transformative transaction to be successful, acquiring Allergan’s Ophthalmology, Dermatology, Aesthetics, and Neurology businesses will only add to the outstanding results we are already achieving.

Pershing Square, Allergan’s largest shareholder, began a process to call a special meeting to give Allergan shareholders an opportunity to express their view on a Valeant-Allergan merger. Recently, Pershing Square delivered consents from one-third of Allergan shareholders, include six of the 10 largest owners, exceeding the 25% requirement necessary to call the meeting. As a result, Allergan has scheduled the meeting for December 18th later this year. The Company is still fighting in the courts to try to prevent that meeting from being held, but we expect these attempts to fail, and Allergan shareholders will be able to be heard.

Despite the efforts of Allergan’s board and conflicted senior management, we are confident that Allergan shareholders will agree that there is tremendous strategic and financial logic in the Allergan-Valeant combination.

2. Our Organization Health

While delivering outstanding financial results will always be critical, perhaps even more important is ensuring that our organizational health – the breadth and depth of our talent, the strength of our culture, and the morale of our people – puts us on a path for continued success.

Every year we ask for your feedback in our annual Culture Survey. The results are in, and I am pleased to report that our organizational health remains strong. Once again, our employees are excited to work at Valeant as we continue to change the industry. And the results are remarkably similar across our decentralized organization. The words our employees use most often to describe our company include: Performance Oriented, Accountable, Customer Focused, Teamwork, Diverse, Ethical, and Dynamic.

Thank you for participating in the survey. We greatly appreciate the feedback and will use it to further improve the company. The global results will be sent out shortly for your review. Furthermore, in the upcoming weeks and months, local leadership will share team specific results and will begin working to improve areas of opportunity.

Perhaps the best metric of our organization health is the number of new leaders we are creating. Over the past year, several of our outstanding employees have demonstrated strong leadership and have delivered operational performance that has resulted in an increased management role at our company. These new General Managers include:

Deb Jorn (U.S. Dermatology)

Tracey Valorie (U.S. Ophthalmology Rx)

Mark McKenna (U.S. Vision Care)

Barbara Purcell (U.S. Generics)

Joe Gordon (U.S. Consumer Products)

Andy Chang (U.S. Surgical)

Vladamir Paul-Blanc (Solta)

Karol Michalak (Europe Region 3)

Gaelle Waltinger (Europe Region 5)

Tom Appio (Asia Pacific)

Ian Dolling (Japan)

Fernando Zarate (Mexico)

Without exception, these leaders are doing a terrific job. These leaders bring passion, energy, fresh perspectives, and a terrific performance ethic to our organization, which is motivational for all of us at the company.

3. Our Business Outlook

Let me close by briefly discussing our company’s bright outlook. While our existing product portfolio is robust, I am particularly excited about our diverse and promising R&D pipeline, including: Latanoprostene bunod, Brimonidine, Vitesse, Cirle Surgical Navigation, IDP 118 (psoriasis), IDP 120 (acne), ULTRA Multi Focal, Biotrue Toric and Multi Focal, Renu Advance MPS, and our expanding Nutritional programs. Last week, we held our quarterly R&D Portfolio Review. The R&D team presented 30 New Projects across Ophthalmology Rx, Surgical, Contact Lens, Dermatology, Aesthetics, and Generics. Not only did we approve these 30 programs, but we also identified and approved six additional exciting programs.

Finally, our company’s business development opportunities have never been stronger. Recent acquisitions have allowed us to enter new, exciting growth markets such as Indonesia, Vietnam, and the Middle East & North Africa, and to strengthen our franchises in Contact Lens and Surgical. While we put other potential large acquisitions on hold while we pursue the Allergan transaction, we have used our strong cash flows to pay down debt to put us in a great position to accelerate our pace of acquisitions in 2015 and thereafter. We are entering a very exciting period for Valeant, and I know you share this excitement with me as continue to grow our business.

Let me close by once again thanking each of you for your continued contribution to our success. I am proud to be your colleague, and I look forward to many future successes together.

Best,

Mike

Forward-looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. These forward-looking statements include, but are not limited to, statements regarding Valeant’s offer to acquire Allergan, its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the SEC and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the CSA, and include, but are not limited to:

•	the ultimate outcome of the offer and the second-step merger, including the ultimate removal or the failure to render inapplicable the obstacles to consummation of the offer and the second-step merger described in the offer to exchange;

•	the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies;

•	the effects of the proposed combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans;

•	the effects of governmental regulation on our business or potential business combination transactions;

•	the ability to obtain regulatory approvals and meet other conditions to the offer, including the necessary stockholder approval, on a timely basis;

•	Valeant’s ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;

•	the impact of competition from other market participants;

•	the development and commercialization of new products;

•	the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;

•	our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and

•	the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to the exchange offer which Valeant has made to Allergan stockholders. The exchange offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to exchange, the letter of election and transmittal and other related offer materials) and a registration statement on Form S-4 filed by Valeant with the SEC on June 18, 2014 and with the CSA, as each may be amended from time to time. These materials contain important information, including the terms and conditions of the offer. In addition, Valeant has filed a preliminary proxy statement with the SEC on June 24, 2014, as may be amended from time to time, Pershing Square Capital Management, L.P. (“Pershing Square”) has filed a definitive solicitation statement with the SEC on July 11, 2014, and a preliminary proxy statement on July 23, 2014, and Valeant and Pershing Square (and, if a negotiated transaction is agreed, Allergan) may file one or more additional proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing Square and/or Allergan have filed or may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE TENDER OFFER STATEMENT, REGISTRATION STATEMENT, AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders may obtain free copies of the tender offer statement, the registration statement and other documents (if and when available) filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting materials in respect of Allergan filed with the SEC by Valeant on April 21, 2014 and May 28, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of